ACCELERATED BENEFITS RIDER

This rider is part of your policy. All definitions, provisions, and exceptions of the policy apply to this rider unless changed by this rider. The effective date is the same as the policy date unless another date is shown on the data page.

DEFINITIONS The eligible face amount means:

Under Option 1.

The face amount of your policy.

Under Option 2.

The sum of the face amount of your policy plus its accumulated value.

BENEFIT We will pay an accelerated benefit if the insured is terminally ill, subject to the provisions of this rider. The maximum accelerated benefit you may receive is the lesser of the amount shown in the data page or:

1. 75% of the eligible face amount;

                  MINUS

2. Any outstanding policy loans, unpaid loan interest and previously paid accelerated benefit.

We will pay the accelerated benefit as a lump sum. Payments other than as a lump sum may be made at your request, subject to our approval. The minimum amount if any payment is $500. We may charge a one time administrative expense fee up to the maximum which is shown on the data page.

INTEREST We will charge interest on the amount of the accelerated benefit. The interest accrues daily at the same interest rate as the policy's loan interest rate. On the policy anniversary, the accrued interest will be added to the accelerated benefit and bear interest at the rate then in effect. Additional interest will not accrue if the accelerated benefit plus accrued interest equals the eligible face amount.

EFFECT ON YOUR POLICY The accelerated benefit will first be used to repay any outstanding policy loans and unpaid loan interest. The accelerated benefit plus accrued interest will be treated as a lien against the policy values. Your access to the net surrender value of your policy through policy loans, partial surrenders or full surrender is limited to any excess of the net surrender value over the accelerated benefit and accrued interest on the accelerated benefit. Death proceeds, as defined in the policy, will be reduced by the amount of the accelerated benefit plus accrued interest. Any benefits payable under other riders attached to your policy are not affected by any benefit paid under this rider.

PROOF OF TERMINAL ILLNESS Before payment of any accelerated benefit, we will require you provide us with proof satisfactory to us that the insured's life expectancy is 12 months or less from the date of application for the accelerated benefit. this proof will include the certification of a licensed physician, who is not yourself or a member of your family. We reserve the right to obtain a second medical opinion at our expense.

CLAIMS We must receive your written request for an accelerated benefit in a form acceptable to us. Upon receipt of your request, we will provide a claim form within 10 working days.

CONDITIONS The payment of any accelerated benefit is subject to the following conditions:

1. The policy must be in force other than as extended term or paid-up term insurance.

2. The policy must not be assigned except to us as a security for a loan.

3. The payment of an accelerated benefit must be approved by any irrevocable beneficiary.

4. This rider provides for the accelerated payment of the death benefit of your life insurance policy. This is not meant to cause you to involuntarily access proceeds ultimately payable to the beneficiary. Therefore, you are not eligible for this benefit:

a. If you are required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or

b. If you are required by a government agency to use this benefit in order to apply for , obtain, or otherwise keep a government benefit or entitlement.

TERMINATION This rider ends on the first of:

1. The termination of the policy to which this rider is attached; or

2. Our receipt of your written request to cancel this rider. We have the right to require that you send us this policy so we can record the cancellation.

REINSTATEMENT This rider may be reinstated as part of your policy if it is terminated under 1 or 2 above.

SF 209